   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 3, 1998

                                                     REGISTRATION NO. 333-
-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ----------------
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               ----------------
                            THE METZLER GROUP, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

         DELAWARE                             8742                          36-4094854
(STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL        (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)        CLASSIFICATION CODE NUMBER)       IDENTIFICATION NO.)

            615 NORTH WABASH, CHICAGO, ILLINOIS 60611, (312) 573-5600 (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                                ROBERT P. MAHER
                PRESIDENT, CHIEF EXECUTIVE OFFICER AND CHAIRMAN
                            THE METZLER GROUP, INC.
           615 NORTH WABASH, CHICAGO, ILLINOIS 60611, (312) 573-5600
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                               ----------------
                                  COPIES TO:
        WILLIAM E. DORAN, ESQ.                  ROBERT F. WALL, ESQ.
        SACHNOFF & WEAVER, LTD.              R. CABELL MORRIS, JR., ESQ.
    30 SOUTH WACKER DR., 29TH FLOOR               WINSTON & STRAWN
        CHICAGO, ILLINOIS 60606            35 WEST WACKER DR., SUITE 4200
       TELEPHONE: (312) 207-1000               CHICAGO, ILLINOIS 60601
                                              TELEPHONE: (312) 558-5600
                               ----------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
  If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, check the following box. [_]
  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
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                                            PROPOSED        PROPOSED
 TITLE OF EACH CLASS OF       AMOUNT        MAXIMUM          MAXIMUM           AMOUNT
    SECURITIES TO BE          TO BE      OFFERING PRICE     AGGREGATE            OF
       REGISTERED         REGISTERED(1)   PER SHARE(2)  OFFERING PRICE(2) REGISTRATION FEE
------------------------------------------------------------------------------------------
 Common Stock,
  par value $.001 per       4,887,500
  share................       shares        $40 3/8       $197,332,813        $54,859
------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------

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(1) Includes 637,500 shares that are subject to an over-allotment option granted to the Underwriters.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 on the basis of the average high and low sale prices of the common stock on the Nasdaq National Market on October 28, 1998.
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
-------------------------------------------------------------------------------
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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+WE WILL AMEND AND COMPLETE THE INFORMATION IN THIS PROSPECTUS. ALTHOUGH WE + +ARE PERMITTED BY US FEDERAL SECURITIES LAWS TO OFFER THESE SECURITIES USING + +THIS PROSPECTUS, WE MAY NOT SELL THEM OR ACCEPT YOUR OFFER TO BUY THEM UNTIL + +THE DOCUMENTATION FILED WITH THE SEC RELATING TO THESE SECURITIES HAS BEEN + +DECLARED EFFECTIVE BY THE SEC. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE + +SECURITIES OR OUR SOLICITATION OF YOUR OFFER TO BUY THESE SECURITIES IN ANY +
+JURISDICTION WHERE THAT WOULD NOT BE PERMITTED OR LEGAL.                      +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                    SUBJECT TO COMPLETION--NOVEMBER 3, 1998

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
PROSPECTUS

          , 1998


                        4,250,000 SHARES OF COMMON STOCK

--------------------------------------------------------------------------------

    THE COMPANY:           THE OFFERING:


    .  We are a leading    .  The Company is
     nationwide provider    offering 1,000,000
     of consulting          of the shares and
     services to energy     existing
     based and other        stockholders are
     network and            offering 3,250,000
     regulated              of the shares.
     industries.


                           .  The underwriters
    .  The Metzler Group,   have an option to
     Inc.                   purchase an
     615 North Wabash       additional 637,500
     Avenue                 shares from the
     Chicago, IL 60611      Company and selling
     (312) 573-5600         stockholders to
                            cover over-
                            allotments.

    .  NASDAQ SYMBOL:
     METZ

                           .  There is an
                            existing trading
                            market for these
                            shares. The reported
                            last sales price on
                            November 2, 1998 was
                            $42 1/8/share.

                           .  We plan to use the
                            proceeds from this
                            offering for
                            expansion of
                            operations and
                            general corporate
                            purposes. We will
                            not receive any
                            proceeds from the
                            shares sold by the
                            selling
                            stockholders.

                           .  Closing:        ,
                            1998.

    ---------------------------------------------

                                        Per Share                  Total
    --------------------------------------------------------------------
     Public offering price:             $                        $
     Underwriting fees:
     Proceeds to Company:
     Proceeds to selling stockholders:
    --------------------------------------------------------------------

     THIS INVESTMENT INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

--------------------------------------------------------------------------------
Neither the SEC nor any state securities commission has determined whether this prospectus is truthful or complete. Nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------

DONALDSON, LUFKIN & JENRETTE
            BANCBOSTON ROBERTSON STEPHENS
                        LEHMAN BROTHERS
                                                             MERRILL LYNCH & CO.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................    3
Risk Factors.............................................................    6
Use of Proceeds..........................................................   13
Price Range of Common Stock and Dividend Policy..........................   14
Summary Consolidated Financial Data......................................   15
Management's Discussion and Analysis of Financial Condition and Results
  of Operations..........................................................   16
Business.................................................................   23

                                                                            Page
                                                                            ----
Management.................................................................   29
Selling Stockholders.......................................................   31
Underwriting...............................................................   32
Incorporation of Certain Documents by Reference............................   34
Available Information......................................................   35
Legal Matters..............................................................   35
Experts....................................................................   36

                               PROSPECTUS SUMMARY

This summary is qualified by more detailed information appearing in other sections of this prospectus. The other information is important, so please read this entire prospectus carefully. Unless otherwise indicated, the information in this prospectus: (1) has been restated to give effect to the pooling of interests acquisitions of LECG, Inc. and Peterson Worldwide, L.L.C. on August 19, 1998 and August 31, 1998, respectively, for all periods presented; (2) gives effect to the three-for-two stock split that was effected on April 2, 1998; and (3) assumes the over-allotment option is not exercised.

The Metzler Group is a leading nationwide provider of consulting services to energy based and other network and regulated industries. We offer a wide range of consulting services designed to assist our clients as they face changing regulations, increasing competition and evolving technology. Our clients include the 50 largest investor-owned utilities, the 20 largest gas distribution companies and the 12 largest local exchange telecommunications companies in the United States, as well as other Fortune 100 companies.

Our services include: (1) management consulting; (2) information technology; and (3) litigation support. Since our initial public offering in October 1996, we have increased the scope and size of our business and expanded our service offerings through a series of strategic acquisitions and internal growth. We have also expanded our domestic presence on the east and west coasts, expanded our base of non-utility energy clients and established a presence in Europe, Asia and Australia.

We are organized as a holding company that manages independent operating subsidiaries. We currently have seven principal subsidiaries: Metzler & Associates, RMI, Bookman-Edmonston, Reed, Sterling, LECG and Peterson. This organizational structure allows us to rapidly expand our breadth of service offerings, increase our client base and add highly skilled professionals through acquisitions, and then integrate these acquisitions to achieve operational synergies and cost benefits.

We believe that several competitive factors distinguish us from other participants in the consulting industry, including:

  . Established, recognized expertise and academic reputation of our consultants and affiliated experts;

  . Deep-rooted client relationships supporting multiple engagements; and

  . A wide range of industry-specific services that enable us to be a single-source provider of consulting services while maintaining advanced skill sets in each area.

Our growth strategy is to:

  . Continue to build a complementary spectrum of consulting services;

  . Leverage vertical focus to capitalize on current industry dynamics;

  . Leverage existing relationships and expand client base in both domestic and international markets;

  . Continue to recruit and retain highly skilled professionals; and

  . Continue to acquire consulting companies that provide complementary services or geographic presence.

                                  THE OFFERING

Common stock offered:
 By the Company............ 1,000,000 shares
 By the selling
  stockholders............. 3,250,000 shares
    Total.................. 4,250,000 shares
Common stock to be
 outstanding after
 the offering.............. 37,123,781 shares(a)
Use of proceeds............ We intend to use the estimated net proceeds of $37 million that we will receive from this offering
                            for expansion of existing operations, including
                            development of new service offerings and possible
                            acquisitions of related businesses; and general
                            corporate purposes, including working capital. We
                            will not receive any proceeds from the shares sold
                            by the selling stockholders.

--------------------
(a) The number of shares of common stock outstanding excludes: (1) options outstanding as of September 30, 1998 to purchase 4,105,960 shares of common stock at a weighted average exercise price of $23.26 per share; and (2) 4,981,160 shares of common stock reserved as of September 30, 1998 for issuance upon exercise of options that may be granted in the future under our Long-Term Incentive Plan.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                           NINE MONTHS ENDED
                                YEARS ENDED DECEMBER 31,     SEPTEMBER 30,
                               --------------------------  ------------------
                                 1995     1996     1997      1997      1998
                                                              (UNAUDITED)
STATEMENT OF INCOME DATA:
Revenues...................... $130,909 $151,889 $196,780  $142,096  $193,983
Cost of services..............   79,056   89,410  115,122    83,214   112,358
                               -------- -------- --------  --------  --------
Gross profit..................   51,853   62,479   81,658    58,882    81,625
General and administrative
 expenses.....................   46,443   47,028   54,151    39,179    46,938
Merger-related costs..........      --       --     1,312     1,312    12,778
                               -------- -------- --------  --------  --------
Operating income..............    5,410   15,451   26,195    18,391    21,909
Other expense (income)........      340      285   (1,305)   (1,232)   (1,878)
                               -------- -------- --------  --------  --------
Income before provision for
 income taxes.................    5,070   15,166   27,500    19,623    23,787
Provision for income
 taxes(a).....................      476        9    9,081     4,196    18,444
                               -------- -------- --------  --------  --------
Net income.................... $  4,594 $ 15,157 $ 18,419  $ 15,427  $  5,343
                               ======== ======== ========  ========  ========
Pro forma net income(b)....... $  2,991 $  8,952 $ 16,225  $ 11,578  $ 14,810
                               ======== ======== ========  ========  ========
Pro forma net income per
 dilutive share(b)............ $   0.10 $   0.29 $   0.50  $   0.36  $   0.41
                               ======== ======== ========  ========  ========
Diluted weighted average
 shares outstanding...........   30,404   31,262   32,288    32,098    36,540

                                                                  AS OF
                                                           SEPTEMBER 30, 1998
                                                         -----------------------
                                                          ACTUAL  AS ADJUSTED(C)
BALANCE SHEET DATA:
Cash and cash equivalents.......................         $ 70,197    $107,197
Working capital.................................           80,563     117,563
Total assets....................................          176,054     213,054
Long-term debt, less current portion............              --          --
Total stockholders' equity......................           97,817     134,817

--------
(a) During the periods presented, certain of our operating subsidiaries were entities not subject to federal income taxation. Peterson became taxable as a C corporation upon our acquisition on August 31, 1998 and the provision for income taxes for the nine months ended September 30, 1998 reflects the recording of a deferred tax liability of $7.2 million as a result of the acquisition.
(b) Pro forma net income and net income per dilutive share: (1) for all periods presented have been adjusted to reflect a provision for income taxes assuming a tax rate of 41% that would have been recorded had all subsidiaries been taxable C corporations during those periods; and (2) for the nine months ended September 30, 1998 have been increased by $2.3 million to reflect the impact of a new executive compensation plan adopted by Peterson and increased by $7.2 million to reflect the effect of a one-time, non-cash charge to income tax expense which resulted from its conversion to a taxable C corporation as a result of the acquisition. See
    Note 1 of Notes to Metzler's Consolidated Financial Statements, which are separately filed and incorporated by reference in this prospectus, for a more detailed discussion of these adjustments.
(c) As adjusted to give effect to the sale by the Company of 1,000,000 shares of common stock and the receipt of the estimated net proceeds from such sale. See "Use of Proceeds."

                                  RISK FACTORS

  Before you invest in our common stock, you should be aware that there are various risks, including those described below. You should carefully consider these risk factors, together with all of the other information included in this prospectus, before you decide whether to purchase shares of our common stock.

  Some of the information in this prospectus contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "may," "will," "expect," "anticipate," "believe," "estimate," and "continue" or similar words. You should read statements that contain these words carefully because they: (1) discuss our future expectations; (2) contain projections of our future results of operations or of our financial condition; or (3) state other "forward-looking" information. We believe it is important to communicate our expectations to our investors. However, there may be events in the future that we are not able to accurately predict or over which we have no control. The risk factors listed in this section, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, operating results and financial condition.

RISKS OF ACQUISITION STRATEGY

  Since our initial public offering in October 1996, we have completed four major acquisitions. Through these and other acquisitions, we have expanded our geographic presence and our breadth of service offerings. We expect to continue to acquire companies as an element of our growth strategy. Acquisitions involve certain risks that could cause our actual growth to differ from our expectations. For example:

  . We may not be able to continue to identify suitable acquisition candidates or to acquire additional consulting firms on favorable terms.

  . We compete with other companies to acquire consulting firms. We cannot predict whether this competition will increase. If competition does increase, there may be fewer suitable consulting firms available to be acquired and the price for suitable acquisitions may increase.

  . We may not be able to integrate the operations (accounting and billing functions, for example) of businesses we acquire to realize the economic, operational and other benefits we anticipate.

  . We may not be able to successfully integrate acquired businesses in a timely manner or we may incur substantial costs, delays or other operational or financial problems during the integration process.

  . It may be difficult to integrate a business with personnel who have different business backgrounds and corporate cultures.

RISKS OF INTEGRATING COMPLETED ACQUISITIONS

  We acquired LECG and Peterson in August 1998. These acquisitions are the largest we have made to date and we are in the process of integrating these companies, including their accounting and billing functions, into our operations.

  An inability to effectively integrate these or any companies acquired in the future may adversely affect our ability to bid successfully on engagements and to grow our business. Performance problems or dissatisfied clients at one company could have an adverse effect on our reputation as a whole. If our reputation were damaged, this could make it more difficult to market our services or to acquire additional companies in the future. In addition, acquired companies may not operate profitably. Acquisitions also involve a number of additional risks, including, among others, the following:

  . Diversion of management's attention,

  . Potential loss of key clients or personnel,

  . Risks associated with unanticipated assumed liabilities and problems, and

  . Risks of managing businesses or entering markets in which we have limited or no direct expertise.

MANAGEMENT OF GROWTH

  We are growing rapidly. In the past, our growth has strained our internal resources, and this strain could continue in the future. We attempt to manage the strain on our resources by: (1) continuing to improve our internal systems; and (2) adopting programs to attract and retain our employees. Our rapid growth has presented numerous operational challenges, such as integration of financial reporting systems and increased pressure on our senior management. These challenges may continue in the future, and our rapid growth may increase the demands on our systems and internal controls. Our inability to manage growth or to achieve anticipated performance or employee utilization levels could adversely affect our business.

PROJECT AND SERVICE RISKS

  Clients engage us on an assignment-by-assignment basis, and a client can generally terminate an assignment at any time without penalty. Projects could also terminate because of the settlement of litigation or the abandonment of a merger. Our typical engagement cycle causes our active clients, absent project carryovers, to change from year to year. The early termination or loss of significant clients could have an adverse effect on our business.

  Many of our engagements involve projects that are critical to our clients' businesses and provide benefits that may be difficult to measure, including advice on engineering matters, potential mergers and acquisitions and other financial advisory and restructuring matters. Many of our engagements also involve projects that have the potential to have a large financial impact on our clients' businesses. Our inability to meet a client's expectations could damage our reputation and adversely affect our business. In addition, if our work contains any errors, we could incur substantial costs and expend significant resources correcting those errors and could become liable for damage caused by such errors. We may provide strategic assistance to clients in evaluating Year 2000 compliance. The occurrence of Year 2000 related systems failures in the information systems of our clients could involve us in disputes and negatively impact our client relationships, whether or not we bear any responsibility for the occurrence of such problems.

  Our services may involve risks of certain professional, fiduciary and other liabilities, particularly when we are engaged to provide engineering services, merger and acquisition consulting and other financial services. Claims that we or one of our independent contractors were negligent or breached our obligations or duties could result in significant liabilities and expenses and could adversely impact our reputation. Engineering engagements pose special risks because these consulting services include construction project budgeting and supervision and studies of critical project areas such as structural or stress analysis. As a result, we are exposed to damage claims if a construction project experiences time or budget overruns, fails to achieve a client's expectations or suffers a catastrophic failure. We currently maintain professional liability insurance in an aggregate maximum of approximately $10 million.

  A portion of our projects is billed on a fixed-bid basis, as opposed to our general method of billing on a time-and-expenses basis. If we fail to accurately estimate the resources and related expenses required for these fixed-bid projects or fail to accurately define the scope of our engagement, such projects could prove to be unprofitable.

ATTRACTION AND RETENTION OF EMPLOYEES

  We derive our revenues almost exclusively from services performed by our professional consultants. Our future performance will continue to depend in large part upon our ability to attract and retain highly-skilled professionals possessing appropriate skills and senior academics with superior professional reputations. Qualified professional consultants are in great demand and are likely to remain a limited resource for the foreseeable future. We may not be able to retain a substantial majority of our existing or future consultants for the long term. The loss of the services of, or the failure to recruit, a significant number of consultants could adversely affect our ability to secure and complete engagements and could have an adverse effect on our business.

CONCENTRATION OF REVENUES

  We currently derive a significant portion of our revenues from consulting engagements with electric utility companies and substantially all of our revenues are from engagements with energy based and other network and regulated industries. Much of our recent growth has arisen from the business opportunities presented by the current trend to deregulate these industries. If the current trend towards deregulation in the utility industry is abandoned, the demand for consulting work from utilities is likely to decrease. Moreover, as a result of deregulation, many companies in these industries are consolidating, which could have the effect of reducing the number of our current or potential clients or create conflicts of interest among our clients that might cause us to lose assignments or prevent us from obtaining new assignments. The number of potential clients in the utilities industry may decrease, and current and future economic pressures may limit spending by utilities for the types of services we offer. Similarly, changes in politics or economics could significantly reduce the need for certain of our consulting services such as antitrust or merger and acquisition services, which would have an adverse effect on our business.

BENEFITS OF THE OFFERING TO SELLING STOCKHOLDERS

  The stockholders who are selling our common stock in this offering will receive substantial proceeds. Many of the selling stockholders are officers or key employees of our operating subsidiaries. We will pay the offering expenses of the stockholders who are selling in this offering, other than underwriting discounts and commissions. After deduction of estimated underwriting discounts and commissions, the aggregate net proceeds to the selling stockholders (at an assumed price of $42 1/8 per share) will be approximately $127 million ($ million if the underwriters exercise their over-allotment option in full). See "Use of Proceeds" and "Selling Stockholders."

RELIANCE ON KEY PERSONNEL

  Our success is highly dependent upon the efforts and skills of our executive officers, consultants, senior managers, and affiliated experts. With limited exceptions, we do not have any shareholder or employment agreements with any of these individuals. Some of the experts who are affiliated with us are employees of universities or other institutions, and their ability to perform consulting services is often limited by university policies. If we lose the services of any of these key persons it could have a negative impact on our business, including our ability to secure and complete engagements. With the exception of LECG (which was a publicly traded company), we have obtained non-compete agreements from the principal stockholders in each acquisition. We generally do not have non-compete or employment agreements with key employees who were not equity holders of acquired companies. We do not maintain key-man life insurance policies on any of our executive officers or senior managers.

VARIABILITY OF QUARTERLY OPERATING RESULTS

  Variations in our revenues and operating results can occur from quarter to quarter as a result of a number of factors, including:

  . Client engagements commenced and completed during a quarter,

  . The number of business days in a quarter,

  . Employee hiring and billing and utilization rates,

  . The consummation of acquisitions,

  . The length of the sales cycle on new business,

  . The ability of clients to terminate engagements without penalty,

  . The size and scope of assignments, and

  . General economic conditions.

Because a significant portion of our expenses are relatively fixed, differences in the number of engagements or the beginning or ending of an engagement can cause significant variations in revenues and consequently in operating results from quarter to quarter and could result in losses.

INTENSE COMPETITION

  The market for our consulting services is intensely competitive, highly fragmented and subject to rapid change. The market includes a large number of participants from a variety of market segments, including:

  . General management or marketing consulting firms,

  . Economic consulting firms,

  . Consulting practices of national accounting firms,

  . Technical and economic advisory firms,

  . Regional and specialty consulting firms, and

  . Individual academic and local or regional firms specializing in utility services.

  Many information technology consulting firms also maintain significant practice groups devoted to the utilities industry. Many of our competitors are national and international companies that have greater personnel, financial, technical and marketing resources than we have. We can offer no assurance that we will compete successfully with our existing competitors or with any new competitors.

VOLATILITY OF OUR STOCK PRICE

  The trading price of our common stock has fluctuated widely. In addition, in recent years the stock market has experienced extreme price and volume fluctuations. The overall market and the price of our common stock may continue to fluctuate greatly in the future.

  Our common stock was originally offered in our initial public offering on October 4, 1996 at a price of $10 43/64 per share. Between October 4, 1996 and November 2, 1998, the closing sale price has ranged from a low of $13 21/64 per share to a high of $42 1/8 per share. The market price of our common stock could continue to fluctuate substantially due to a variety of factors, including:

  . Quarterly fluctuations in results of operations,

  . Loss of key personnel,

  . Changes in the regulatory environment or market conditions affecting the utilities industry,

  . Announcement and market acceptance of acquisitions,

  . Changes in earnings estimates by analysts,

  . Changes in accounting principles,

  . Sales of common stock by existing stockholders,

  . Adverse circumstances affecting the introduction or market acceptance of new services offered by us, and

  . Announcements of key developments by competitors.

  The market price for our common stock may also be affected by our ability to meet analysts' expectations. Failure to meet such expectations, even slightly, could have an adverse effect on the market price of our common stock. In addition, stock market volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of these companies. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against such a company. If similar litigation were instituted against us, it could result in substantial costs and a diversion of our management's attention and resources, which could have an adverse effect on our business. See "Price Range of Common Stock and Dividend Policy."

INTERNATIONAL OPERATIONS

  We operate offices in nine foreign countries and are engaged in projects in approximately 30 foreign countries. We expect to continue to expand our international operations and offices. Expansion into new geographic regions requires considerable management and financial resources and may negatively affect our near-term results of operations. Our international operations are subject to numerous potential challenges and risks that could have a negative impact on our business, including war, civil disturbances, varying political, regulatory and economic conditions, longer accounts receivable collection cycles, fluctuations in currency and potentially adverse tax consequences.

LIMITED PROTECTION OF PROPRIETARY SYSTEMS AND PROCEDURES

  Our performance depends in part upon our information and communication systems, databases and tools, and the methods and procedures that we have developed to serve our clients. We rely on a combination of nondisclosure and other contractual arrangements and copyright, trademark and trade secret laws to protect our intellectual property. We can offer no assurance that the steps we have taken to protect these rights will be adequate to prevent theft or to detect unauthorized use. We believe that our systems and procedures and other proprietary rights do not infringe upon the rights of third parties. However, if a party sues us in the future claiming that our business or systems infringe on their intellectual property, we may have to enter into expensive litigation regardless of the merits of such claims.

SIGNIFICANT UNALLOCATED NET PROCEEDS

  None of the estimated net proceeds of this offering have been designated for specific uses. Therefore, our board of directors will have broad discretion with respect to the use of the net proceeds of this offering. See "Use of Proceeds."

SHARES ELIGIBLE FOR FUTURE SALE

  Immediately after completion of this offering, there will be approximately 37,150,000 shares of our common stock outstanding, of which the 4,250,000 shares sold pursuant to this offering and the approximately 22,800,000 shares issued in our prior public offerings and the acquisition of LECG (excluding shares held by former affiliates of LECG) will generally be freely tradable without restriction or further registration under the Securities Act. All of the remaining approximately

10,100,000 shares of our common stock constitute "restricted securities" under Rule 144 or Rule 145 under the Securities Act. Of these restricted securities, approximately 5,300,000 are eligible for sale, subject to the volume restrictions, manner of sale and other requirements of Rule 144 and Rule 145. The approximately remaining 4,800,000 restricted securities will become eligible for sale under Rule 144 at various times between December 1, 1998 and September 1, 1999.

  We will enter into a restrictive sale agreement with the underwriters of this offering and our executive officers and directors and the stockholders who are selling in this offering will enter into similar agreements. These agreements give us and Donaldson, Lufkin & Jenrette the ability to prevent such people from offering, selling, transferring or registering our common stock, or other securities convertible into our common stock, for a period of 90 days after the date of this prospectus. However, we and Donaldson, Lufkin & Jenrette may waive these restrictions, in whole or in part, with or without a public announcement. The sale of a substantial number of shares of our common stock, or the perception that such sales could occur, could adversely affect prevailing market prices for our common stock.

IMPACT OF ANTI-TAKEOVER PROVISIONS ON OUR STOCK PRICE

  Our certificate of incorporation and by-laws and the Delaware General Corporation Law include provisions that may be deemed to have anti-takeover effects and may delay or prevent a takeover attempt that stockholders might consider in their best interests. Directors are divided into three classes and are elected to serve staggered three-year terms and cannot be removed (other than for cause) until the end of their terms. Our board of directors is authorized to issue, without obtaining stockholder approval, up to 3,000,000 shares of preferred stock and to determine the price, rights, preferences and privileges of such shares, without any further stockholder action. The existence of this "blank-check" preferred stock could make more difficult or discourage an attempt to obtain control of the Company by means of a tender offer, merger, proxy contest or otherwise. Furthermore, this "blank-check" preferred stock may have other rights, including economic rights, senior to our common stock, and, therefore, its issuance could have an adverse effect on the market price of our common stock. We have no current plans to issue shares of preferred stock. We may in the future adopt other measures that may have the effect of delaying, deferring or preventing an unsolicited takeover, even if such a change in control were at a premium price or favored by a majority of unaffiliated stockholders. Certain of these measures may be adopted without any further vote or action by the stockholders.

                                USE OF PROCEEDS

  The net proceeds from the sale of the 1,000,000 shares of common stock offered by us are estimated to be approximately $37 million (approximately
$     million if the underwriters' over-allotment option is exercised in full), at an assumed offering price of $42 1/8 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses. We estimate that our expenses in connection with this offering and certain related matters will total approximately $3 million. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. See "Underwriting."

  We intend to use our net proceeds for expansion of existing operations, including development of new service offerings and possible acquisitions of related businesses; and general corporate purposes, including working capital. The amounts actually spent by us may vary significantly and will depend on a number of factors, including our future revenues and the other factors described under "Risk Factors." Accordingly, our management has broad discretion in the allocation of the net proceeds. We continually evaluate potential acquisition candidates, but we have not reached any agreements, commitments or understandings for any future acquisitions. Pending such uses, the net proceeds of this offering will be invested in short-term, interest-bearing investment grade securities.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

  Our common stock has been traded on the Nasdaq National Market under the symbol METZ since October 4, 1996. The following table sets forth, for the periods indicated, the range of high and low bid prices for our common stock as reported on the Nasdaq National Market.

                                                               PRICE RANGE OF
                                                                COMMON STOCK
                                                             -------------------
                                                               HIGH       LOW
Year Ended December 31, 1996:
 Fourth Quarter (from October 4, 1996)...................... $22 1/2   $13 21/64
Year Ended December 31, 1997:
 First Quarter.............................................. $22 21/64 $14 21/64
 Second Quarter............................................. $21 21/64 $13 11/64
 Third Quarter.............................................. $26 59/64 $20 43/64
 Fourth Quarter............................................. $27 11/64 $23
Year Ended December 31, 1998:
 First Quarter.............................................. $33 21/64 $24
 Second Quarter............................................. $36 5/8   $26
 Third Quarter.............................................. $36 1/2   $28 1/8
 Fourth Quarter (through November 2, 1998).................. $42 1/8   $29 1/8

  On November 2, 1998, the last reported closing sale price of the common stock was $42 1/8 per share.

  Since our initial public offering, we have not paid cash dividends on our common stock. We currently anticipate that all of our earnings will be retained for development of our business and do not anticipate paying any cash dividends in the foreseeable future.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

  The summary consolidated financial data for the three fiscal years ended December 31, 1997, are derived from the Company's Consolidated Financial Statements. The financial data as of and for the nine-month periods ended September 30, 1997 and 1998 are derived from unaudited Consolidated Financial Statements, and include in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the data for the periods. The Consolidated Financial Statements give retroactive effect to the acquisitions of RMI, Reed, LECG and Peterson, each of which has been accounted for using the pooling of interests method. As a result, the historical statement of income data and the historical balance sheet data summarized below are presented as if the combining companies had been consolidated for all periods presented. These selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere herein and the Consolidated Financial Statements and related Notes thereto filed separately by the Company and incorporated by reference herein.

                                                          NINE MONTHS ENDED
                           YEARS ENDED DECEMBER 31,         SEPTEMBER 30,
                         -----------------------------  -----------------------
                           1995      1996       1997      1997        1998
                                                             (UNAUDITED)
STATEMENT OF INCOME DA-
 TA:
 Revenues............... $130,909  $151,889   $196,780  $142,096    $193,983
 Cost of services.......   79,056    89,410    115,122    83,214     112,358
                         --------  --------   --------  --------    --------
 Gross profit...........   51,853    62,479     81,658    58,882      81,625
 General and
  administrative
  expenses..............   46,443    47,028     54,151    39,179      46,938
 Merger-related costs...      --        --       1,312     1,312      12,778
                         --------  --------   --------  --------    --------
 Operating income.......    5,410    15,451     26,195    18,391      21,909
 Other expense
  (income)..............      340       285     (1,305)   (1,232)     (1,878)
                         --------  --------   --------  --------    --------
 Income before provision
  for income taxes......    5,070    15,166     27,500    19,623      23,787
 Provision for income
  taxes(a)..............      476         9      9,081     4,196      18,444
                         --------  --------   --------  --------    --------
 Net income............. $  4,594  $ 15,157   $ 18,419  $ 15,427    $  5,343
                         ========  ========   ========  ========    ========
 Pro forma net
  income(b)............. $  2,991  $  8,952   $ 16,225  $ 11,578    $ 14,810
                         ========  ========   ========  ========    ========
 Pro forma net income
  per dilutive
  share(b).............. $   0.10  $   0.29   $   0.50  $   0.36    $   0.41
                         ========  ========   ========  ========    ========
 Diluted weighted
  average shares
  outstanding...........   30,404    31,262     32,288    32,098      36,540
                                       AS OF DECEMBER 31,             AS OF
                                  ------------------------------  SEPTEMBER 30,
                                     1995       1996      1997        1998
                                  (UNAUDITED)                      (UNAUDITED)
BALANCE SHEET DATA:
 Cash and cash
  equivalents...........           $  1,878   $ 33,699  $ 45,867    $ 70,197
 Working capital........             11,451     45,983    58,269      80,563
 Total assets...........             51,514     92,914   124,443     176,056
 Long-term debt, less
  current portion.......              1,027      1,490       319         --
 Total stockholders'
  equity................             12,569     50,386    68,672      97,817

--------
(a) During the periods presented, certain of our operating subsidiaries were entities not subject to federal income taxation. Peterson became taxable as a C corporation upon our acquisition on August 31, 1998 and the provision for income taxes for the nine months ended September 30, 1998 reflects the recording of a deferred tax liability of $7.2 million as a result of the acquisition.
(b) Pro forma net income and net income per dilutive share: (1) for all periods presented have been adjusted to reflect a provision for income taxes assuming a tax rate of 41% that would have been recorded had all subsidiaries been taxable entities during those periods; and (2) for the nine months ended September 30, 1998 have been increased by $2.3 million to reflect the impact of a new executive compensation plan adopted by Peterson and increased by $7.2 million to reflect the effect of a one time, non-cash charge to income tax expense as a result of its conversion to a taxable Corporation as a result of the acquisition. See Note 1 of Notes to Metzler's Supplemental Consolidated Financial Statements, which are separately filed and incorporated by reference herein, for a more detailed discussion of these adjustments.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following section of this prospectus, Management's Discussion and Analysis of Financial Condition and Results of Operations, contains certain forward-looking statements that involve substantial risks and uncertainties. When used in this section, the words "anticipate," "believe," "estimate," and "expect" and similar expressions as they relate to the Company or its management are intended to identify such forward-looking statements. The Company's actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences include those discussed in "Risk Factors."

  As an integral part of our growth strategy, it acquired LECG and Peterson in 1998 (see
"--Acquisitions"). This Management's Discussion and Analysis of Financial Condition and Results of Operations (this "MD&A") relates to the Consolidated Financial Statements incorporated by reference in this prospectus, which restate our financial statements to give effect to the pooling of interests acquisitions of LECG and Peterson for all periods presented.

OVERVIEW

  We are a leading nationwide provider of consulting services to energy based and other network and regulated industries. We offer a wide range of consulting services designed to assist our clients as they face changing regulation, increasing competition and evolving technology. The Company's services include:
(1) management consulting; (2) information technology; and (3) litigation support.

  We derive substantially all of our revenues from fees for professional services. Over the last three years, the substantial majority of our revenues have been generated under standard hourly or daily rates billed on a time-and-expenses basis. Our clients are typically invoiced on a monthly basis with revenue recognized as the services are provided.

  Our most significant expenses are project personnel costs, which consist of consultant salaries and benefits, and travel-related direct project expenses. We typically employ our project personnel on a full-time basis, although we supplement our project personnel through the use of independent contractors. We retain contractors for specific client engagements on a task-specific, per diem basis during the period their expertise or skills are required. We believe that retaining contractors on a per-engagement basis provides us with greater flexibility in adjusting project personnel levels in response to changes in demand for our services.

ACQUISITIONS

  As part of our growth strategy, we expect to continue to pursue complementary acquisitions to expand our geographic reach, expand the breadth and depth of our service offerings and enhance our consultant base. In furtherance of this growth strategy, we have acquired thirteen consulting firms during 1997 and 1998. All of these transactions were accounted for as pooling of interests.

  The following summarizes the significant pooling of interests acquisitions that we have made since our initial public offering:

  Peterson. As of August 31, 1998, we acquired substantially all of the common stock of Peterson Worldwide, LLC in exchange for 5.6 million shares of our common stock (valued at approximately $156.7 million) and acquired the remaining minority interests in exchange for cash. Peterson, based in the Chicago, Illinois area, is a leading provider of information management services. Peterson's operations expand our service offerings in the area of information technology.

  LECG. As of August 19, 1998, we acquired substantially all of the common stock of LECG, Inc. in exchange for 7.3 million shares of our common stock (valued at approximately $228.7 million) and acquired the remaining minority interests in exchange for cash. LECG, based in the San Francisco, California area, is a leading provider of economic consulting and litigation support services. LECG's operations further increase our economic and regulatory expertise and expand our presence in the telecommunications industry.

  Reed. As of August 15, 1997, we acquired substantially all of the common stock of Reed Consulting Group, Inc. in exchange for 0.8 million shares of our common stock (valued at approximately $17.6 million) and acquired the remaining minority interests in exchange for cash. Reed, based in the Boston, Massachusetts area, provides strategic planning, operations management and economic and regulatory services to electric and natural gas utilities. Reed's operations complement our existing services and client base and expand our presence in the northeast United States and internationally.

  RMI. As of July 31, 1997, we acquired substantially all of the common stock of Resource Management International, Inc. in exchange for 3.2 million shares of our common stock (valued at approximately $75.3 million) and acquired the remaining minority interests in exchange for cash. RMI, based in Sacramento, California, is a leading provider of consulting services to gas, water and electric utilities, with operations in the western and eastern United States and international marketplace. RMI's operations complement our existing management consulting and information technology services and expand our service offerings to include a broad range of engineering, technical and economic regulatory services.

RESULTS OF OPERATIONS

  The following table sets forth, for the periods indicated, selected statements of operations data as a percentage of revenues:

                                                                NINE MONTHS
                                             YEARS ENDED           ENDED
                                            DECEMBER 31,       SEPTEMBER 30,
                                          -------------------  --------------
                                          1995   1996   1997    1997    1998
   Revenues.............................. 100.0% 100.0% 100.0%  100.0%  100.0%
   Cost of services......................  60.4   58.9   58.5    58.6    57.9
                                          -----  -----  -----  ------  ------
   Gross profit..........................  39.6   41.1   41.5    41.4    42.1
   General and administrative expenses...  35.5   31.0   27.5    27.6    24.2
   Merger-related costs..................   0.0    0.0    0.7     0.9     6.6
                                          -----  -----  -----  ------  ------
   Operating income......................   4.1   10.1   13.3    12.9    11.3
   Other expense (income)................   0.2    0.2   (0.7)   (0.9)   (1.0)
                                          -----  -----  -----  ------  ------
   Income before provision for income
    taxes................................   3.9   10.0   14.0    13.8    12.3
   Provision for income taxes............   0.4    0.0    4.6     2.9     9.5
                                          -----  -----  -----  ------  ------
   Net income............................   3.5%  10.0%   9.4%   10.9%    2.8%
                                          =====  =====  =====  ======  ======


NINE MONTHS ENDED SEPTEMBER 30, 1998 COMPARED TO SEPTEMBER 30, 1997

  Revenues. Revenues for the first nine months of 1998 increased 37% to $194.0 million compared to $142.1 million in the corresponding period in 1997. The growth in revenue was primarily due to the expansion of services provided to existing clients and engagements with new clients, as a result of continued strong demand for management consulting services in energy based and other network and regulated industries, increased selling and business development efforts and immaterial acquisitions.

  Gross Profit. Gross profit consists of revenues less cost of services, which includes consultant salaries, benefits and travel-related direct project expenses. For the first nine months of 1998, gross profit increased 39% to $81.6 million from $58.9 million in the comparable 1997 period. Gross profit as a percentage of revenues was 42% in the nine month period ended September 30, 1998, compared to 41% for the nine month period ended September 30, 1997. This increase in 1998 was attributable to higher average utilization rates.

  General and Administrative Expenses. General and administrative expenses include salaries and benefits of management and support personnel, facilities costs, training, direct selling, outside professional fees and all other corporate costs. General and administrative expenses for the nine months ended September 30, 1998 were $46.9 million, or 24% of revenues. In the corresponding period in 1997, general and administrative expenses were $39.2 million, or 28% of revenues. The percentage decrease of general and administrative expenses is principally due to decreases in executive incentive compensation at companies acquired in 1997. In the current period, the Company also realized some improvement in general and administrative expenses as a percentage of revenue attributable to economies of scale, increased efficiency in certain support functions, reduction of administrative headcount and closing certain facilities at the beginning of 1998.

  Merger-Related Costs. In the third quarter of 1998, the Company incurred merger-related costs of $12.8 million related to the acquisitions of LECG and Peterson which were accounted for as pooling of interests. These costs include legal, accounting and other transaction related fees and expenses, as well as restructuring accruals to consolidate certain facilities. In the prior year period, the Company incurred legal, accounting and other transaction related fees and expenses of $1.3 million related to the acquisitions of RMI and Reed which were accounted for as pooling of interests.

  Other Income, net. Other income, net includes interest expense, interest income and other non-operating income and expenses. In the nine month period ended September 30, 1998, other income, net was $1.9 million verses $1.2 million in the corresponding period in 1997. The increase is the result of higher interest income due to larger average cash balances outstanding during the period and a reduction in interest expense.

  Income Tax Expense. The Company's effective income tax rate was 78% for the first nine months of 1998. The effective rate for this period would have been 39.5%, excluding the effect of the one-time, non-cash charge to income tax expense of $7.2 million related to the creation of a deferred income tax account triggered by the acquisition of Peterson and the effect of certain merger-related expenses resulting from the acquisitions of LECG and Peterson that are not tax deductible. The Company's effective income tax rate was 21% for the first nine months of 1997. The effective rate would have been 39.1%, including federal and certain state income taxes that would have been required had LECG and Peterson been taxable entities during this period.

  Net Income. Net income for the first nine months of 1998 decreased to $5.3 million from $15.4 million in the year earlier period. After pro forma adjustments, year to date net income for the current period increased to $14.8 million from $11.6 million in the prior year period.

1997 COMPARED TO 1996

  Revenues. Revenues increased by 30% in 1997 to $196.8 million compared to $151.9 in 1996. The growth in revenue was primarily due to increased selling and business development efforts to generate new client engagements and increased demand for management consulting services in the Company's principal target industry segments.

  Gross Profit. Gross profit increased 31% in 1997 to $81.7 million from $62.5 in 1996. Gross profit as a percentage of revenues was 41% in both 1997 and 1996. The gross profit percentage was largely unchanged and average utilization rates for full time personnel and a similar proportion of subcontracted labor were consistent in both periods.

  General and Administrative Expenses. General and administrative expenses increased 15% to $54.2 million in 1997 from $47.0 million in 1996. As a percentage of revenues, general and administrative expenses decreased to 28% in 1997 from 31% in 1996. The decrease is attributable to economies of scale on certain fixed costs over the higher 1997 revenue base.

  Other Income, net. Other income, net for 1997 was $1.3 million, as opposed to other expense, net of $0.3 million in 1996. The increase is due in large part to a one-time gain in 1997 of $0.9 million related to the expiration of an option agreement entered into in 1993. The agreement called for the purchase of all of the assets or outstanding stock of LECG. The remainder of the increase is the result of higher interest income due to larger average cash balances during the period and a reduction in interest expense.

  Income Tax Expense. The Company's effective income tax rate was 33% for 1997 and 0.1% for 1996. The pro forma adjustment reflects a 41% effective tax rate for both periods that would have been applicable had all of the Company's subsidiaries been taxable entities during these periods.

1996 COMPARED TO 1995

  Revenues. Revenues increased by 16% in 1996 to $151.9 million compared to $130.9 million in 1995. The growth in revenue was primarily attributable to additional services provided to existing clients and engagements with new clients. In 1996, the Company expanded the number of billable professionals and the number of client projects over the prior year.

  Gross Profit. Gross profit in 1996 increased 20% to $62.5 million from $51.9 million in 1995. Gross profit as a percentage of revenues was 41% in 1996 and 40% in 1995. The gross profit percentage increased slightly on moderately higher average utilization rates for full time personnel.

  General and Administrative Expenses. General and administrative expenses increased 1% to $47.0 million in 1996 from $46.4 million in 1995. As a percentage of revenues, general and administrative expenses decreased to 31% in 1996 from 35% in 1995. The decrease is primarily due to increased leverage on largely fixed costs over higher revenue volume, partially offset by increased facilities costs for opening new offices.

  Income Tax Expense. The Company's effective income tax rate was 0.1% for 1996 and 9% for 1995. The pro forma adjustment reflects a 41% effective tax rate for both periods that would have been applicable had all of the Company's subsidiaries been taxable entities during these periods.

UNAUDITED QUARTERLY RESULTS

  The following table sets forth certain unaudited quarterly operating information for each of the eight quarters ending September 30, 1998. These data have been prepared on the same basis as the Consolidated Financial Statements incorporated by reference in this prospectus and include all normal recurring adjustments necessary for the fair presentation of the information for the periods presented, when read in conjunction with the Company's Consolidated Financial Statements and related Notes thereto. Results for any previous fiscal quarter are not necessarily indicative of results for the full year or for any future quarter.

                                                  QUARTERS ENDED
                          ----------------------------------------------------------------------
                          DEC 31,  MAR 31,  JUN 30,  SEP 30,  DEC 31,  MAR 31,  JUN 30,  SEP 30,
                           1996     1997     1997     1997     1997     1998     1998     1998
                                                  (IN THOUSANDS)
Revenues................  $40,326  $44,011  $48,121  $49,964  $54,684  $60,809  $64,863  $68,311
Cost of services........   24,893   26,776   28,293   28,145   31,909   36,023   37,015   39,320
                          -------  -------  -------  -------  -------  -------  -------  -------
Gross profit............   15,433   17,235   19,828   21,819   22,775   24,786   27,848   28,991
General and
 administrative
 expenses...............   13,824   12,043   13,145   13,991   14,971   15,887   17,747   13,304
Merger-related costs....      --       --       --     1,312      --       --       --    12,778
                          -------  -------  -------  -------  -------  -------  -------  -------
Income from operations..    1,609    5,192    6,683    6,516    7,804    8,899   10,101    2,909
Other expense (income)..     (164)    (146)    (981)    (105)     (73)    (550)    (790)    (538)
                          -------  -------  -------  -------  -------  -------  -------  -------
Income before provision
 for income taxes.......    1,773    5,338    7,664    6,621    7,877    9,449   10,891    3,447
Provision for income
 taxes..................      (59)   1,152    1,552    1,492    4,885    3,791    4,233   10,420
                          -------  -------  -------  -------  -------  -------  -------  -------
Net income..............  $ 1,832  $ 4,186  $ 6,112  $ 5,129  $ 2,992  $ 5,658  $ 6,658  $(6,973)
                          =======  =======  =======  =======  =======  =======  =======  =======

                                                              QUARTERS ENDED
                          -----------------------------------------------------------------------------------------
                          MAR 31, JUN 30, SEP 30, DEC 31,  MAR 31, JUN 30, SEP 30, DEC 31,  MAR 31, JUN 30, SEP 30,
                           1996    1996    1996    1996     1997    1997    1997    1997     1998    1998    1998
                                                              (IN THOUSANDS)
Total revenues, as
 previously reported....  $15,318 $15,654 $16,189 $16,392  $18,084 $20,194 $21,140 $24,243  $25,487 $27,563 $
Adjustments(1)..........   19,778  21,623  23,001  23,934   25,927  27,927  28,824  30,441   35,322  37,300
                          ------- ------- ------- -------  ------- ------- ------- -------  ------- ------- -------
Total revenues..........  $35,096 $37,277 $39,190 $40,326  $44,011 $48,121 $49,964 $54,684  $60,809 $64,863 $
                          ======= ======= ======= =======  ======= ======= ======= =======  ======= ======= =======
Gross profit, as
 previously reported....  $ 5,709 $ 5,310 $ 5,365 $ 4,854  $ 6,930 $ 8,246 $ 9,073 $ 9,844  $10,981 $12,240 $
Adjustments(1)..........    9,492  10,565  10,605  10,579   10,305  11,582  12,746  12,931   13,805  15,608
                          ------- ------- ------- -------  ------- ------- ------- -------  ------- ------- -------
Gross profit............  $15,201 $15,875 $15,970 $15,433  $17,235 $19,828 $21,819 $22,775  $24,786 $27,848 $
                          ======= ======= ======= =======  ======= ======= ======= =======  ======= ======= =======
Operating income (loss),
 as previously
 reported...............  $ 2,427 $ 1,825 $ 1,480 $  (104) $ 2,674 $ 3,565 $ 3,465 $ 4,970  $ 5,915 $ 6,990 $
Adjustments(1)..........    2,469   2,999   2,642   1,713    2,518   3,118   3,051   2,834    2,984   3,111
                          ------- ------- ------- -------  ------- ------- ------- -------  ------- ------- -------
Operating income
 (loss).................  $ 4,896 $ 4,824 $ 4,122 $ 1,609  $ 5,192 $ 6,683 $ 6,516 $ 7,804  $ 8,899 $10,101 $
                          ======= ======= ======= =======  ======= ======= ======= =======  ======= ======= =======
Net income, as
 previously reported....  $ 2,214 $ 1,875 $ 1,424 $   223  $ 1,806 $ 2,337 $ 2,328 $ 3,216  $ 3,857 $ 4,800 $
Adjustments(1)..........    2,373   2,898   2,541   1,609    2,380   3,775   2,801    (224)   1,801   1,858
                          ------- ------- ------- -------  ------- ------- ------- -------  ------- ------- -------
Net income..............  $ 4,587 $ 4,773 $ 3,965 $ 1,832  $ 4,186 $ 6,112 $ 5,129 $ 2,992  $ 5,658 $ 6,658 $
                          ======= ======= ======= =======  ======= ======= ======= =======  ======= ======= =======

-------
(1) Adjustments reflect the effect of acquisitions accounted for as poolings
    of interests of the amounts previously reported. See Note    of Notes to
    Metzler's Consolidated Financial Statements for a more detailed discussions of these transactions.

  Revenues and operating results fluctuate from quarter to quarter as a result of a number of factors, including the significance of client engagements commenced and completed during a quarter, the number of business days in a quarter and employee hiring and utilization rates See "Risk Factors-- Variability of Quarterly Operating Results." The timing of revenues varies from quarter to quarter due to factors such as the Company's sales cycle, the ability of clients to terminate engagements without penalty, the size and scope of assignments and general economic conditions. Because a significant percentage of the Company's expenses are relatively fixed, a variation in the number of client assignments or the timing of the initiation or the completion of client assignments can cause significant variations in operating results from quarter to quarter. Furthermore, the Company has on occasion experienced a seasonal pattern in its operating results, with a smaller proportion of the Company's revenues and lower operating income occurring in the fourth quarter of the year or a smaller sequential growth rate than in other quarters.

LIQUIDITY AND CAPITAL RESOURCES

  Net cash provided by operating activities was $16.7 million for the first nine months of 1998. For the period, the primary sources of cash provided by operating activities were net income of $5.3 million, non-cash depreciation of $3.8 million and increases in Accounts Payable and Accrued Liabilities of $8.3 million, Accrued Compensation and Project Costs of $10.9 million, and Other Current Liabilities of $8.2 million. These increases in liabilities were due to the higher volume of business in the period and to various merger-related costs associated with the third quarter transactions which remained unpaid at the end of the period. Cash flow from operations was also positively affected by a non-cash, non-recurring deferred tax charge of $7.2 million, which was partially offset by reductions in income taxes payable due to payment of estimated third quarter taxes prior to period end. These positive cash flow items were partially offset by increases of $18.0 million in accounts receivable and $2.7 million in prepaid expenses and other assets.

  Year to date investing activities used net cash flows of $10.4 million, principally to support growth in personnel and services. These investments included leasehold improvements, furniture and equipment for new leased facilities, additional computer and related equipment for provision of information management consulting services by Peterson, and the purchase and related improvements of the Company's new corporate headquarters in Chicago.

  Financing activities provided net cash flows of $18.2 million in the first nine months of 1998. In March 1998, the Company sold 1.5 million shares of common stock in a secondary offering, raising approximately $36.0 million dollars, net of related offering costs. The Company received an additional $6.4 million from transactions related to option exercises, the Employee stock purchase plan, and notes receivable from stockholders. Cash flows used by financing activities included $18.9 for the purchase of certain minority interests of LECG and Peterson. There were also $6.1 million in payments of pre-acquisition, undistributed income to former shareholders of acquired companies.

  The Company believes that the effect of the millennium on its internal information systems will have an immaterial impact on the Company.

RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS

  Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," was issued in June 1997. The Company will be required to adopt the new standard for the year ended December 31, 1998, although early adoption is permitted. This statement requires use of the "management approach" model for segment reporting. The management approach model is based on the way the Company's management organizes segments within the Company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company. The Company will adopt this statement in fiscal year 1998.

                                    BUSINESS

  The Metzler Group is a leading nationwide provider of consulting services to energy based and other network and regulated industries. We offer a wide range of consulting services designed to assist our clients as they face changing regulations, increasing competition and evolving technology. Our clients include the 50 largest investor-owned utilities, the 20 largest gas distribution companies and the 12 largest local exchange telecommunications companies in the United States, as well as other Fortune 100 companies.

  Our services include: (1) management consulting; (2) information technology; and (3) litigation support. Since our initial public offering in October 1996, we have increased the scope and size of our business and expanded our service offerings through a series of strategic acquisitions and internal growth. We have also expanded our domestic presence on the east and west coasts, expanded our base of non-utility energy clients and established a presence in Europe, Asia and Australia.

  We are organized as a holding company that manages independent operating subsidiaries. We currently have seven principal subsidiaries: Metzler & Associates, RMI, Bookman-Edmonston, Reed, Sterling, LECG and Peterson. This organizational structure allows us to rapidly expand our breadth of service offerings, increase our client base and add highly skilled professionals through acquisitions, and then integrate these acquisitions to achieve operational synergies and cost benefits.

  We believe that several competitive factors distinguish us from other participants in the consulting industry, including:

  . Established, recognized expertise and academic reputation of our consultants and affiliated experts;

  . Deep-rooted client relationships supporting multiple engagements; and

  . A wide range of industry-specific services that enable us to be a single-source provider of consulting services while maintaining advanced skill sets in each area.

  Our growth strategy is to:

  . Continue to build a complementary spectrum of consulting services through both acquisitions and internal growth;

  . Leverage vertical focus to capitalize on current industry dynamics;

  . Leverage existing relationships and expand client base in both domestic and international markets;

  . Continue to recruit and retain highly skilled professionals; and

  . Continue to acquire other consulting companies that provide complementary services or geographic presence.

OVERVIEW

  Energy based and other network and regulated industries are among the largest in the United States, with revenues in the energy utility industry alone exceeding $250 billion. Many of these industries are in various stages of deregulation and are increasingly relying on consulting services and expert advice to assist or lead them in the move toward a fully competitive market. Industry sources estimate that the worldwide consulting industry generated approximately $58 billion in revenues during 1997, and is expected to grow at a compound annual rate of approximately 15% through 2001. The market for consulting services to energy utilities is estimated to be approximately $3.5 billion in 1998 and is estimated to grow at a rate of 15% per year through 2003.

  The demand for consulting services among regulated industries is driven in significant part by the revolutionary change that these industries have undergone or are just beginning to undergo as they convert from a monopoly structure to a competitive environment. Deregulation requires these companies to, among other things, review their management structure, business models and competitive position, undertake sophisticated financial, pricing and other economic valuations and analyses, and comply with changing regulation and policies. Meanwhile, continuing regulation and the increasingly competitive environment requires these companies to develop customer awareness and loyalty programs and better collect, analyze and manage information.

  Deregulation is a long and complicated process and, in industries that have already undergone initial deregulation, is usually followed by consolidation and continued competitive pressures. For example, the telecommunications industry, in which initial deregulation was accomplished in a relatively short time period, is currently undergoing consolidation and continues to face regulatory issues as local phone companies and long-distance phone companies attempt to penetrate each others' markets. In the electric and gas utility industries, deregulation has been more difficult due to the complex and overlapping regulatory web imposed by over 200 federal and state bodies and the presence of a large number of separate, regulated companies. Accordingly, implementation of any regulatory change will likely proceed on a state-by-state basis over the next decade and may well face challenges from utilities and state and local governments.

  Companies operating in a regulated and deregulating environment engage consultants because: (1) the pace of change far exceeds the companies' internal resources; (2) many companies lack the experience necessary to identify issues, evaluate possible solutions and implement the desired actions; (3) experienced consultants often develop better solutions in shorter periods of time; (4) purchasing consulting expertise converts fixed labor costs to variable costs and can be more cost-effective; and (5) consultants can often provide more objective advice, free of internal cultural or political forces.

OUR STRENGTHS AND DIFFERENTIATION

  We believe that several factors distinguish us from our competitors, including the following:

  Established Expertise. For over fifteen years, we have focused primarily on providing consulting services to energy utilities and other network and regulated industries. We believe that our vertical focus on regulated industries and broad service offerings differentiate us from both general consulting firms that serve multiple industries and "niche" firms that focus on individual aspects of a single industry. Our consultants have significant industry and consulting experience across critical business disciplines, including strategic planning, systems planning, accounting, finance, economics, organizational design, engineering, marketing, sales, customer service, systems analysis, resource acquisition and asset management.

  Deep-Rooted Client Relationships. We believe our wide exposure across a broad client base provides opportunities for deepening existing client relationships. We have developed numerous contacts at various levels within our clients' organizations, ranging from chief executive officers and other senior management to functional managers. Our relationships can span multiple functional areas, which often lead to follow-on engagements. Many of our relationships have moved beyond a relatively small initial project to span multiple engagements over extended periods of time.

  Wide Range of Industry-Specific Services. Many engagements require the vendor to provide a broad array of service offerings, something many "niche" players cannot provide. Engagements often require creative solutions that must be drawn from diverse areas of expertise. Our expertise in a wide range of services enables us to better pursue such opportunities and to be a leading single-source provider of services.

OUR GROWTH STRATEGY

  Our goal is to become the preeminent provider of a full range of consulting services to energy based and other network and regulated industries. To achieve this goal, we intend to:

  Continue To Build a Complementary Spectrum of Consulting Services. We intend to continue to broaden our range of service offerings. Through both acquisitions and internal growth, we have added significant depth and scope to our consulting services, including: (1) economic, regulatory, engineering and technical services; (2) expert testimony services; and (3) information management services. This broad range of consulting services helps us to cross-sell our expertise and to provide follow-on engagements for many of our clients.

  Leverage Vertical Focus to Capitalize on Current Industry Dynamics. We believe that our vertical focus in energy based and other network and regulated industries allows us to continue to develop our in-depth knowledge of the dynamics facing companies in these industries, which in turn allows us to enhance our position as a leading world-wide provider of consulting services.

  Leverage Existing Relationships and Expand Client Base. Although we provide consulting services to many of the largest energy utilities in the United States, some of these clients engage us to provide only limited types of services or to provide services to a single division or business unit. We believe that providing additional services to our existing clients represents a significant growth opportunity. We intend to pursue this opportunity by adding consultants and further developing our internal resources. The access, contact and goodwill provided by existing relationships gives us significant advantages in marketing additional services to other divisions of a client. We also intend to continue to obtain new clients by increasing our domestic and international presence and by hiring consultants with established client relationships in energy based and other network and regulated industries.

  Continue to Recruit and Retain Highly Skilled Professionals. To continue to grow, we must continually hire highly-skilled professionals. We seek to hire senior professionals with skills and experience that enhance or complement our existing services, as well as professionals with their own established client relationships. To help recruit and retain consultants, we offer packages of base salaries, bonuses and benefits that are significantly more attractive than those offered by the consulting industry in general. We also believe that our status as a public company aids in recruiting, retaining and incentivizing current and future employees.

  Continue to Acquire Complementary Consulting Companies. Our growth is largely attributable to our success in making complementary acquisitions. The consulting industry is highly fragmented and we believe numerous additional acquisition opportunities exist. Acquisitions provide us with a fast, cost-effective method to increase our number of consultants, broaden our client base, expand our geographic presence and enhance and broaden our service offerings. In addition, we intend to acquire or develop relationships with firms whose services complement our current offerings, allowing us to cross-sell and cross-market services to our existing clients and those of the acquired firms. We believe our public company status makes us an attractive consolidation partner and provides us with an acquisition currency and the financial flexibility to effectively pursue this element of our growth strategy.

SERVICES

  We offer our services in three principal areas, including: (1) management consulting; (2) information technology; and (3) litigation support. The table below provides examples of our service offerings in each of these areas:

  SERVICE CATEGORIES                   EXAMPLES OF SERVICES
--------------------------------------------------------------------------------
 MANAGEMENT            . Develop business plans and objectives for
 CONSULTING              unregulated markets, including investment and
  --Strategic            spending objectives.
   planning            . Examine domestic and international energy market
  --Marketing            sectors and identify opportunities for competitive
   analysis/             leverage.
   economic            . Quantify and prioritize operational and business
   services              strategies.
  --Financial          . Identify and evaluate candidates for acquisition
   services              or joint ventures and provide sophisticated
  --Regulatory           economic analysis and valuation.
   policy              . Redesign and implement marketing and customer
                         service functions.
                       . Develop electric transmission and distribution
                         strategy.
                       . Provide project and construction management.
                       . Provide owner and lender engineering services.
                       . Provide infrastructure and facility environmental
                         compliance.
                       . Develop power market modeling and pricing.
                       . Develop transmission pricing.
                       . Evaluate and develop alternative regulatory and
                         legislative positions.
                       . Advise clients on anti-trust issues.
--------------------------------------------------------------------------------
 INFORMATION           . Develop strategic information systems plans.
 TECHNOLOGY            . Perform total life cycle analysis and implement
  --Information          activity-based management systems, including
   management            process evaluation, activity definition, chart of
   solutions             accounts and system design, construction and
  --Emerging             implementation.
   technologies        . Develop information requirements and package
  --Industry             evaluations for executive information systems,
   forecasting           materials management systems and work management
                         systems.
                       . Develop telecommunications systems, including
                         integrated communications planning, communications market analysis, network traffic evaluation and customer operations process design.

  SERVICE CATEGORIES                   EXAMPLES OF SERVICES
--------------------------------------------------------------------------------
  LITIGATION           . Administer and process claims and regulatory
   SUPPORT               compliance.
  --Litigation         . Serve as expert witnesses.
   support systems     . Develop regulatory strategy and provide support.
  --Document           . Provide economic analysis for equitable allocation
   management            of clean-up costs.

  --Expert
   testimony
  --Dispute
   analysis and
   resolution


CLIENTS AND REPRESENTATIVE SERVICES

  Our clients include the 50 largest investor-owned utilities, the 20 largest gas distribution companies and the 12 largest local exchange telecommunications companies in the United States, as well as other Fortune 100 companies. We also serve independent power producers, co-generators and power marketers, suppliers to the utility industry and oil and gas exploration and production companies, insurance and other financial services companies and healthcare and pharmaceutical companies. We market our services through our subsidiaries primarily to senior executives, as well in certain circumstances to law firms or other third party organizations responsible for selecting and engaging consultants and expert support. We use a variety of business development and marketing techniques to communicate directly to our current and prospective clients, including giving on-site presentations to senior executives, sponsoring industry seminars featuring presentations by our personnel and writing articles regarding the industry and our methodologies. Many of our consultants hold highly regarded academic positions and lecture and publish frequently.

  A significant portion of new business arises from prior client engagements. In addition, we expect to leverage the client relationships of the companies we acquire by mutually cross-selling and cross marketing our services. Clients frequently expand the scope of engagements during delivery to include complementary services. Also, our on-site presence lets us become aware of, and help define, additional project opportunities for clients. In addition, senior management teams actively meet with prospective clients and newly appointed senior managers at existing clients to make them aware of our capabilities.

HUMAN RESOURCES

  As of October 1, 1998, we employed approximately 1,500 people and had approximately 120 additional experts affiliated with our LECG subsidiary. Our success depends in large part on attracting and retaining talented, creative and experienced professionals at all levels. To hire consultants, we use internal recruiters, retain executive search firms and rely on personal and business contacts. We provide our consultants with professional development opportunities including formal training programs and case studies from prior engagements. We promote loyalty and continuity of our consultants by offering packages of base and incentive compensation and benefits that we believe are significantly more attractive than those offered by the consulting industry in general.

  We supplement our consultants on certain engagements with independent contractors, many of whom are former employees. We believe that this practice of retaining independent contractors on a per-engagement basis provides us with greater flexibility in adjusting professional personnel levels in response to changes in demand for our services.

COMPETITION

  The market for our consulting services is intensely competitive, highly fragmented and subject to rapid change. The market includes a large number of participants from a variety of market segments, including general management or marketing consulting firms, the consulting practices of national accounting firms, and local or regional firms. Many information technology consulting firms also maintain significant practice groups devoted to the utilities industry. Many of our competitors are national and international companies that have greater personnel, financial, technical and marketing resources than we do. However, we believe that our experience, reputation, industry focus and broad range of services enable us to compete effectively in the marketplace.

PROPERTIES

  Our headquarters are currently located in a 15,000 square foot building in Chicago, Illinois which we own. In addition to our headquarters, we lease office space in over 42 cities. Additional space may be required as our business expands geographically, but we believe we will be able to obtain suitable space as needed.

  We have principal offices in the following locations:

                UNITED STATES                             INTERNATIONAL

       Albany, NY             Oakbrook, IL              Brussels, Belgium
       Atlanta, GA             Orem, UT               Buenos Aires, Argentina
       Austin, TX             Orlando, FL              Copenhagen, Denmark
       Boston, MA           Philadelphia, PA             London, England
      Cambridge, MA           Phoenix, AZ              Manila, Philippines
       Chicago, IL           Pittsburgh, PA           Melbourne, Australia
     Clearwater, FL           Portland, OR              Sydney, Australia
        Colorado              Princeton, NJ              Toronto, Canada
       Springs, CO           Richardson, TX             Toulouse, France
         College             Sacramento, CA          Wellington, New Zealand
       Station, TX         Salt Lake City, UT
       Dallas, TX          San Francisco, CA
     Emeryville, CA         Springfield, IL
      Evanston, IL             Tampa, FL
      Fairfield, CT          Washington, DC
       Houston, TX            Westbury, NY
     Los Angeles, CA
    New York City, NY



LEGAL PROCEEDINGS

  Peterson Consulting, one of the companies we recently acquired, is a defendant in a lawsuit filed by NCCI against Peterson Consulting, its former subsidiary Insurance Data Resources, Inc. ("IDR") and certain of their officers and former directors. The lawsuit alleges, among other things, that IDR violated certain copyrights and other intellectual property of NCCI and seeks to hold Peterson Consulting liable as IDR's sole shareholder. We no longer own IDR, but continue to have certain rights of indemnification against the former members of Peterson and the purchaser of IDR. The parties to the lawsuit have entered into settlement discussions and discovery has been stayed pending such discussions. Although no assurances can be given, we do not believe this lawsuit will have a material adverse affect on our business. One of our directors, Governor James R. Thompson, is also a member of the Board of Directors of NCCI.

  In addition, from time to time, we are party to various lawsuits. We do not believe that any of our current lawsuits are material.

                                   MANAGEMENT

  The following is a brief description of our executive officers, directors and certain key employees:

  Robert P. Maher, 48, has served as a director of the Company since April 1991. He has served as Chief Executive Officer and President since January 1996 and as Chairman of the Board since June 1996. From August 1990 to December 1995, Mr. Maher held various positions with the Company, most recently as a Senior Vice President of Metzler & Associates working primarily in the information technology area. From 1988 to August 1990, he was a principal with the consulting practice of Ernst & Young LLP where he organized and directed information technology engagements for the regulated segment of the communications industry practice.

  Barry S. Cain, 56, has served as the Company's Vice President--Chief Administrative Officer since September 1997 and as a director since May 1998. Mr. Cain joined the Company from his position as a member of the law firm of Sachnoff & Weaver, Ltd., where he was co-chairman of the firm's Business Group and a member of its board of directors. Prior to joining the Company, Mr. Cain served as the Company's outside general counsel since its inception.

  James T. Ruprecht, 39, has served as a director of the Company since December 1994, as a Senior Vice President of the Company from January 1994 to July 1997, and as President of Metzler & Associates since July 1997. From April 1987 to January 1994, Mr. Ruprecht held various management positions with the Company, working primarily in the areas of business process re-engineering, customer operations and supply chain management.

  James F. Hillman, 41, joined the Company in April 1996 and has served as the Chief Financial Officer and Treasurer since June 1996. From July 1988 to March 1996, he was employed by Ameritech Corporation, most recently as the Chief Financial Officer of Ameritech Monitoring Services, Inc.

  Stephen J. Denari, 45, has served as the Company's Vice President--Corporate Development since July 1997. Prior to joining the Company, Mr. Denari served as a turn-around specialist for a variety of companies, including Harley Davidson, DMBS, Inc., American Capital Enterprises, and First National Entertainment. Mr. Denari has also assisted the Company since 1990 in various specialized projects for the Company's clients.

  Charles A. Demirjian, 33, has served as the Company's General Counsel, Vice President and Secretary since September 1997. Mr. Demirjian joined the Company from his position as a member of the law firm of Sachnoff & Weaver, Ltd. Prior to joining Sachnoff & Weaver in March 1996, Mr. Demirjian was an associate with the law firm of Neal Gerber & Eisenberg.

  Peter B. Pond, 54, has served as a director of the Company since November 1996. Mr. Pond has served as the Midwest Head of Investment Banking for Donaldson, Lufkin & Jenrette since June 1991.

  Mitchell H. Saranow, 53, has served as a director of the Company since November 1996. Mr. Saranow has served as Chairman of The Saranow Group L.L.C., and its affiliated companies, since

October 1984. He founded Fluid Management, L.P., in April 1987 and served as Chairman until January 1997. He presently serves as Chairman of Elf Machinery, L.L.C., a company acquired by an affiliate of the Saranow Group in 1998.

  Governor James R. Thompson, 62, has served as a director of the Company since August 1998. Governor Thompson is the Chairman of the law firm of Winston & Strawn and has been a partner with the firm since 1991. Prior to joining Winston & Strawn, he served as the Governor of Illinois from 1977 to 1991. Governor Thompson serves on the board of directors of FMC Corporation, the Chicago Board of Trade, International Advisory Council of the Bank of Montreal, Pechiney International, Prime Retail, Inc., Prime Group Realty Trust, Union Pacific Resources Company, Hollinger International, Inc. and American National Can Co.

                              SELLING STOCKHOLDERS

  The following table sets forth, as of November 2, 1998, certain information regarding the beneficial ownership of outstanding common stock by each selling stockholder, both before this offering and as adjusted to reflect the sale of the shares of common stock in this offering. Except where otherwise noted, each person named in the following table has, to the knowledge of the Company, sole voting and investment power with respect to the shares beneficially owned. None of our executive officers or directors are selling shares of common stock in this offering. All of the individual selling stockholders are employees of the Company.

                                                                SHARES OWNED
                              SHARES OWNED                       AFTER THIS
                       PRIOR TO THIS OFFERING (1)                OFFERING (1)
                       ----------------------------- SHARES   -----------------
SELLING STOCKHOLDERS:      NUMBER        PERCENT     OFFERED   NUMBER   PERCENT
PCI                          1,900,995         5.2% 1,001,918   899,077  2.41%
David J. Teece                 793,773         2.8%   225,000   568,773  1.52%
Robert G. Harris               556,089         1.5%   275,000   281,089    *
Willian N. Hinman              494,227         1.4%   101,057   393,170  1.05%
Thomas M. Jorde                461,988         1.3%   230,998   230,990    *
Richard J. Gilbert             388,699         1.1%   288,698   100,001    *
Deborah T. Kearns              243,675       *         70,000   203,063    *
Kristine Bean                  175,778       *         58,007   117,771    *
Edward Muhl                    170,510       *         50,345   120,165    *
David Tortorello(2)            149,228       *         31,456   117,772    *
Gerald R. Benson               127,228       *         31,807    95,421    *
Samuel L. Xanders              127,228       *         13,200   114,028    *
Dennis Staats                  117,185       *         37,082    80,103    *
Matthew Kinsinger              117,185       *         33,124    84,061    *
Richard Fultineer              117,185       *         38,671    78,514    *
Timothy Kingsbury              117,185       *         37,082    80,103    *
DRT Holdings, Inc.(2)           63,909       *         31,456    32,453    *
Other selling
 stockholders(3)             5,683,151        19.3%   695,099 4,935,031  15.7%

--------
*Less than one percent.
(1) Applicable percentage of ownership as of November 2, 1998 is based upon 36,397,781 shares of common stock outstanding. Applicable percentage ownership after this offering is based upon 37,397,781 shares of common stock outstanding. Beneficial ownership is determined in accordance with the rules of the Commission, and includes voting and investment power with respect to the shares shown as beneficially owned. Assumes no exercise of the underwriters' over-allotment option to purchase up to an aggregate of 637,500 shares of common stock from the Company and certain selling stockholders.
(2) Mr. Tortorello is the sole shareholder and director of DRT Holdings, Inc.
(3) Each of these selling stockholders owned less than 0.5% of the outstanding shares of our common stock before this offering and is selling less than 30,000 shares of our common stock in this offering.

                                  UNDERWRITING

  Subject to the terms and conditions contained in an underwriting agreement,
dated            , 1998, the underwriters named below, who are represented by
Donaldson, Lufkin & Jenrette Securities Corporation, BancBoston Robertson Stephens Inc., Lehman Brothers Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, have severally agreed to purchase from the Company and the selling stockholders the number of shares set forth opposite their names below.

                                                                       NUMBER OF
 UNDERWRITERS:                                                          SHARES
 Donaldson, Lufkin & Jenrette Securities Corporation.................
 BancBoston Robertson Stephens Inc...................................
 Lehman Brothers Inc.................................................
 Merrill Lynch, Pierce, Fenner & Smith
          Incorporated...............................................
                                                                       ---------
 Total...............................................................  4,250,000
                                                                       =========

  The underwriting agreement provides that the obligations of the several underwriters to purchase and accept delivery of the shares included in this offering are subject to approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to purchase and accept delivery of all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

  The underwriters propose to initially offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to certain dealers at the public offering
price less a concession not in excess of $    per share. The underwriters may
allow, and such dealers may re-allow, a concession not in excess of $    per
share on sales to certain other dealers. After the initial offering of the shares to the public, the representatives may change the public offering price and such concessions.

  The following table shows the underwriting fees to be paid to the underwriters by the Company in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                       NO EXERCISE FULL EXERCISE
                                                       ----------- -------------
      Per share.......................................  $            $
      Total...........................................  $            $

  The Company and certain selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of the underwriting agreement, to purchase up to 637,500 additional shares at the public offering price less the underwriting fees. The underwriters may exercise such option solely to cover over-allotments, if any, made in connection with this offering. To the extent that the underwriters exercise such option, each underwriter will become obligated, subject to certain conditions, to purchase a number of additional shares approximately proportionate to such underwriter's initial purchase commitment.

  The Company and the selling stockholders have agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that the underwriters may be required to make in respect of any of those liabilities.

  The Company, each of the selling stockholders and the executive officers and directors of the Company have agreed that, for a period of 90 days from the date of this prospectus, they will not, without the prior written consent of Donaldson, Lufkin & Jenrette, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock (regardless of whether any of the transactions described in clause (i) or (ii) is to be settled by the delivery of common stock, or such other securities, in cash or otherwise). In addition, during such period, the Company has agreed not to file any registration statement with respect to, and each of its executive officers, directors and certain stockholders of the Company (including the selling stockholders) has agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of Donaldson, Lufkin & Jenrette.

  Other than in the United States, no action has been taken by the Company, the selling stockholders or the underwriters that would permit a public offering of the shares of common stock included in this offering in any jurisdiction where action for that purpose is required. The shares included in this offering may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisement in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons who receive this prospectus are advised to inform themselves about and to observe any restrictions relating to the offering of the common stock and the distribution of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy any shares of common stock included in this offering in any jurisdiction where that would not be permitted or legal.

  In the event the common stock does not constitute an excepted security under the provisions of Regulation M promulgated by the Commission, the underwriters and dealers may engage in passive market making transactions in accordance with Rule 103. In general, a passive market maker may not bid for or purchase shares of common stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the common stock during a specified two-month prior period, or 200 shares, whichever is greater. A passive market maker must identify passive market making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the common stock above independent market levels. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

  In connection with this offering, certain underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may overallot this offering, creating a syndicate short position. In addition, the underwriters may bid for and purchase shares of common stock in the open market to cover syndicate short positions or to stabilize the price of the common stock. These activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

  Peter B. Pond, a director of the Company, is a principal of Donaldson, Lufkin & Jenrette. Donaldson, Lufkin & Jenrette from time to time provides, and in the past has provided, investment banking services to the Company and is serving as the lead manager in this offering. The Company granted Mr. Pond options to acquire 4,500 shares on the date of his initial appointment to the board of directors in November 1996, and 13,500 shares upon his re-election at the Company's annual stockholders' meeting in May 1997. These options were granted under the outside directors' formula plan under the Company's Long-Term Incentive Plan and become exercisable over a three-year period at a per share exercise price equal to the fair market value of the common stock on the grant dates. In May 1997, the Company granted Mr. Pond options to acquire an additional 22,500 shares of common stock in connection with Mr. Pond's services and duties as a director. This later option has an exercise price equal to the fair market value of the common stock on the date of grant. Fifty percent of this later option becomes exercisable on the second anniversary of the date of grant and twenty-five percent on each of the third and fourth anniversaries of the date of grant.

  Since our initial public offering, Donaldson, Lufkin & Jenrette has been acting as a financial adviser to the Company, including reviewing and evaluating capitalization strategies, performing structural and financial analysis of this offering and evaluating liquidity events for the Company and its employee-stockholders. As compensation for these services, we have agreed to pay Donaldson, Lufkin & Jenrette a structuring fee of $2.5 million payable upon completion of certain events, including this offering.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents have been filed by the Company with the Commission under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and are incorporated herein by reference:

    1. The Company's Annual Report on Form 10-K, for the fiscal year ended December 31, 1997;

    2. The Company's Quarterly Report on Form 10-Q for the quarters ended March 31, 1998 and June 30, 1998;

    3. The Company's Current Reports on Form 8-K filed September 3, 1998; and

    4. The description of the common stock, contained in the Company's Registration Statement on Form 8-A filed pursuant to Section 12 of the Exchange Act and all amendments thereto and reports filed for the purpose of updating such description.

  All documents filed by us pursuant to Section 13(a), 13 (c), 14 or 15(d) of the Exchange Act (1) subsequent to the initial filing of this prospectus and prior to the date it is declared effective and (2) subsequent to the date of this prospectus and prior to the termination of this offering are incorporated by reference and become a part of this prospectus and to be a part hereof from their date of filing.

Any statement contained in this prospectus or in a document incorporated by reference are modified or superseded for purposes of this prospectus to the extent that a statement contained in any such document modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

  On request, we will provide anyone who receives a copy of this prospectus with a copy of any or all of the documents incorporated in this Prospectus by reference. Written or telephone requests for such copies should be directed to our principal office: The Metzler Group, Inc., 615 North Wabash Avenue, Chicago, Illinois 60611, Attn: Investor Relations, Telephone: (312) 573-5600.

                             AVAILABLE INFORMATION

  We file reports, proxy statements and other information with the Commission. Those reports, proxy statements and other information may be obtained:

  . At the Public Reference Room of the Commission, Room 1024--Judiciary
    Plaza, 450 Fifth Street, N.W., Washington, DC 20549;

  . At the public reference facilities at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 or Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661;

  . By writing to the Commission, Public Reference Section, Judiciary Plaza,
    450 Fifth Street, N.W., Washington, DC 20549;

  . At the offices of the National Association of Securities Dealers, Inc.,
    Reports Section, 1735 K Street, N.W., Washington, DC 20006; or

  . From the Internet site maintained by the Commission at http://www.sec.gov. which contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission.

  Some locations may charge prescribed or modest fees for copies.

  The Company has filed with the Commission a Registration Statement on Form S-3 (together with any amendments or supplements thereto, the "Registration Statement") under the Securities Act covering the shares of common stock offered hereby. As permitted by the Commission, this prospectus, which constitutes a part of the Registration Statement, does not contain all the information included in the Registration Statement. Such additional information may be obtained from the locations described above. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. You should refer to the contract or other document for all the details.

                                 LEGAL MATTERS

  The validity of the shares of common stock offered hereby will be passed upon for the Company by Sachnoff & Weaver, Ltd., Chicago, Illinois. In connection with this offering, Winston & Strawn will pass upon certain legal matters for the underwriters. Governor James R. Thompson, the

Chairman of Winston & Strawn, became a director of the Company in August 1998. Winston & Strawn represented the underwriters in the Company's prior two stock offerings before Governor Thompson became a director. Winston & Strawn has not represented the Company but may do so in the future. The Company granted Governor Thompson options to acquire 4,500 shares of common stock on the date of his initial appointment to the board of directors in August 1998.

                                    EXPERTS

  The historical consolidated financial statements of The Metzler Group, Inc. as of December 31, 1996 and 1997, and for each of the years in the three-year period ended December 31, 1997, incorporated by reference herein and elsewhere in the Registration Statement from the 1997 Form 10-K, have been audited by KPMG Peat Marwick LLP, independent certified public accountants, as set forth in their report thereon included therein and incorporated herein by reference, and which is based in portion on the report of other auditors. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of said firm as experts in accounting and auditing. To the extent that KPMG Peat Marwick LLP audits and reports on consolidated financial statements of The Metzler Group, Inc. issued at future dates, and consents to the use of their report thereon, such consolidated financial statements also will be incorporated by reference in the Registration Statement in reliance upon their report and said authority.

  The consolidated balance sheets of LECG, Inc. as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1997, incorporated by reference herein and elsewhere in the Registration Statement from the Company's report on Form 8-K filed on September 3, 1998, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing, in giving said reports.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
          , 1998

                             [METZLER GROUP LOGO]


                        4,250,000 SHARES OF COMMON STOCK

                              -------------------

                                   PROSPECTUS

                              -------------------

                          DONALDSON, LUFKIN & JENRETTE

                         BANCBOSTON ROBERTSON STEPHENS

                                LEHMAN BROTHERS

                              MERRILL LYNCH & CO.

--------------------------------------------------------------------------------

We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or the affairs of the Company have not changed since the date hereof.

--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following are the estimated expenses in connection with the distribution of the securities being registered:

      Securities and Exchange Commission registration fee............. $ 54,859
      National Association of Securities Dealers, Inc. filing fee.....   20,234
      Nasdaq National Market additional listing fee...................   17,500
      Printing and related expenses...................................  125,000
      Blue sky fees and expenses......................................    5,000
      Legal fees and expenses.........................................   85,000
      Accounting fees and expenses....................................  100,000
      Miscellaneous...................................................   92,407
                                                                       --------
          Total....................................................... $500,000
                                                                       ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Article XIII of the Registrant's Amended and Restated Certificate of Incorporation ("Article XIII") is consistent with Section 102(b)(7) of the Delaware General Corporation Law, which generally permits a company to include a provision limiting the personal liability of a director in the company's certificate of incorporation. With limitations, Article XIII eliminates the personal liability of the Registrant's directors to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director. However, Article XIII does not eliminate director liability: (1) for breaches of the duty of loyalty to the Registrant and its stockholders; (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) for transactions from which a director derives improper personal benefit; or (4) under Section 174 of the Delaware General Corporation Law ("Section 174"). Section 174 makes directors personally liable for unlawful dividends and stock repurchases or redemptions and expressly sets forth a negligence standard with respect to such liability. While Article XIII protects the directors from awards for monetary damages for breaches of their duty of care, it does not eliminate their duty of care. The limitations in
Article XIII have no effect on claims arising under the federal securities laws.

  Under Section 145 of the Delaware General Corporation Law, directors and officers, as well as other employees and individuals, may be indemnified against expenses (including attorneys' fees), judgments, fines, amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation, a "derivative action") if they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to criminal actions or proceedings, had no reasonable cause to believe their conduct was unlawful. A similar standard of care is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such an action, and the Delaware General Corporation Law requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation.

  The directors and officers of the Company are covered by directors' and officers' insurance in an aggregate maximum of approximately $10 million indemnifying them against certain liabilities that they might incur in such capacities, including certain liabilities arising under the Securities Act. The premium for this insurance is paid by the Company.

  The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of the Company, its directors, its officers who have signed the Registration Statement, each person, if any, who controls the Company, each selling stockholder and each person, if any, who controls such selling stockholder for certain liabilities, including liabilities arising under the Securities Act, resulting from information relating to the underwriters furnished in writing to the Registrant by the underwriters for use in the Registration Statement, the prospectus or any preliminary prospectus.

ITEM 16. EXHIBITS

      EXHIBIT
      NUMBER   DESCRIPTION OF EXHIBIT
      1.1      Form of Underwriting Agreement
      5.1      Opinion of Sachnoff & Weaver, Ltd.
     23.1      Consent of KPMG Peat Marwick LLP
     23.2      Consent of Arthur Andersen LLP
     23.3      Consent of Sachnoff & Weaver, Ltd. (included in Exhibit 5.1)
     24.1      Powers of Attorney (included on signature page)

ITEM 17. UNDERTAKINGS

(a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933 (the "Securities Act"), each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

  1. For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  2. For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois on the 3rd day of November, 1998.

                                          The Metzler Group, Inc.

                                                  /s/ Robert P. Maher
                                          By: _________________________________
                                                      Robert P. Maher
                                               President and Chief Executive
                                                          Officer

                               POWER OF ATTORNEY

  KNOW ALL MEN BY THESE PRESENTS, THAT EACH PERSON WHOSE SIGNATURE APPEARS BELOW CONSTITUTES AND APPOINTS JAMES F. HILLMAN AND CHARLES A. DEMIRJIAN, HIS TRUE AND LAWFUL ATTORNEY-IN-FACT AND AGENT, WITH FULL POWER OF SUBSTITUTION AND RESUBSTITUTION, FOR HIM AND IN HIS NAME, PLACE AND STEAD, IN ANY AND ALL CAPACITIES (INCLUDING HIS OR HER CAPACITY AS A DIRECTOR OR OFFICER OF THE METZLER GROUP, INC.) TO SIGN ANY AND ALL AMENDMENTS AND POST-EFFECTIVE AMENDMENTS TO THIS REGISTRATION STATEMENT (INCLUDING REGISTRATION STATEMENTS FILED PURSUANT TO RULE 462(B) UNDER THE SECURITIES ACT OF 1933 AND ALL AMENDMENTS THERETO) AND TO FILE THE SAME, WITH ALL EXHIBITS HERETO, AND OTHER DOCUMENTS IN CONNECTION THEREWITH, WITH THE SECURITIES AND EXCHANGE COMMISSION, GRANTING UNTO SAID ATTORNEY-IN-FACT AND AGENT, FULL POWER AND AUTHORITY TO DO AND PERFORM EACH AND EVERY ACT AND THING REQUISITE AND NECESSARY TO BE DONE IN AND ABOUT THE PREMISES, AS FULLY TO ALL INTENTS AND PURPOSES AS HE MIGHT OR COULD DO IN PERSON, HEREBY RATIFYING AND CONFIRMING ALL THAT SAID ATTORNEY-IN-FACT AND AGENT OR HIS SUBSTITUTE OR SUBSTITUTES, MAY LAWFULLY DO OR CAUSE TO BE DONE BY VIRTUE THEREOF.

  Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----


      /s/ Robert P. Maher            Chairman of the Board,         November 3, 1998
____________________________________  President, Chief Executive
          Robert P. Maher             Officer and Director
                                      (Principal Executive
                                      Officer)

      /s/ James F. Hillman           Chief Financial Officer        November 3, 1998
____________________________________  (Principal Financial
          James F. Hillman            Officer)

       /s/ Barry S. Cain             Director                       November 3, 1998
____________________________________
           Barry S. Cain

     /s/ James T. Ruprecht           Director                       November 3, 1998
____________________________________
         James T. Ruprecht

       /s/ Peter B. Pond             Director                       November 3, 1998
____________________________________
           Peter B. Pond

    /s/ Mitchell H. Saranow          Director                       November 3, 1998
____________________________________
        Mitchell H. Saranow

     /s/ James R. Thompson           Director                       November 3, 1998
____________________________________
         James R. Thompson


                                 EXHIBIT INDEX

 EXHIBIT                                                   SEQUENTIAL PAGE
 NUMBER  DESCRIPTION OF EXHIBIT                                NUMBER
  1.1    Form of Underwriting Agreement
  5.1    Opinion of Sachnoff & Weaver, Ltd.
 23.1    Consent of KPMG Peat Marwick LLP
 23.2    Consent of Arthur Andersen LLP
         Consent of Sachnoff & Weaver, Ltd. (included in
 23.3    Exhibit 5.1)
 24.1    Powers of Attorney (included on signature page)